

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
Soha Hamdan
Chief Executive Officer
OnePower Systems LTD.
Ain El-Mraisseh
73 Bliss Street, Qoreitem Bldg, 3rd floor
Beirut-Lebanon

>   **Re:     OnePower Systems LTD.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 15, 2013**
>   **File No. 333-185176**

Dear Ms. Hamdan:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 12

1.  Except for the offering price per share, please update all amounts presented in the dilution table on page 13 under each offering subscription scenario based on the most recent balance sheet date included in your prospectus and disclosed on page F-13.  Also, the historical tangible assets should be constant under each scenario.

Report of Independent Registered Public Accounting Firm, page F-2

2.  We have read your response to prior comment 15 that the auditor revised its report to reference each period for which audited financial statements are required.  However, it does not appear that the report included in your filing has been revised.  As such, the audit report does not reference each period for which audited financial statements are required.  In this regard, the audit report must specifically identify each audited period

separately, as well as the cumulative inception to date period.  As previously requested, please have your auditor revise its report and included in your prospectus.  Refer to Rule 2-02(c) of Regulation S-X.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director